One Jericho Plaza Jericho, NY 11753 T) 516.228.6500 F) 516.228.6515 www.ivyasset.com

November 10, 2009

Re:	Defenders Multi-Strategy Hedge Fund, LLC

(formerly named BNY/Ivy Multi-Strategy Hedge Fund LLC)

(the “Company”)

Dear Investor:

We are pleased to inform you that we are preparing a proposal for the Company’s board to consider changing the Company’s federal income tax status in order to become a “Form 1099 issuer.” We are seeking this change based on detailed market feedback and with the goal of reducing the tax filing burden typically associated with investments in hedge funds that provide tax reports on Schedule K-1.

Our goal is to simplify investors’ tax reporting by making the Company’s tax treatment substantially similar to that of a publicly offered mutual fund. For this to happen, the Company would change its federal tax election from a partnership to a “regulated investment company” (a “RIC”) under Subchapter M of the U.S. Internal Revenue Code of 1986. We are working diligently with the Company’s various service providers to analyze and understand all the implications and potential risks associated with our proposal. If the Board approves the proposal and we are able to effectuate such a conversion, then the Company expects to implement the change in early 2010. We have included additional information on these plans, including associated risks, in the attached Cover Letter and Notice of Offer to Purchase. We recommend that you read these materials carefully.

In addition, please note that the Company recently changed its name from “BNY/Ivy Multi-Strategy Hedge Fund LLC” to “Defenders Multi-Strategy Hedge Fund, LLC.” This name change does not reflect any change to the Company’s investment program but was made to provide additional flexibility to the Company’s marketing efforts in the future.

We sincerely appreciate your past support and look forward to continuing our business relationship in the future. Please do not hesitate to contact your Ivy representative at 877-525-5217 should you have any questions regarding the Company.

Sincerely,

Ivy Asset Management LLC

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